Exhibit (a)(11)


FOR IMMEDIATE RELEASE

NEW ORLEANS --  June 11, 1999                                             99-13



               McDERMOTT INTERNATIONAL COMPLETES TENDER OFFER TO
                 ACQUIRE OUTSTANDING SHARES OF J. RAY McDERMOTT


McDermott International, Inc. (NYSE: MDR) announced today that 14,128,578 shares of J. Ray McDermott, S.A. (NYSE:JRM) common stock were tendered in McDermott International's offer to acquire all outstanding shares of J. Ray McDermott that it does not already own for $35.62 per share, net to the seller in cash. An additional 226,016 shares have been tendered pursuant to notice of guaranteed delivery. The offer, which was made through McDermott International's wholly-owned subsidiary, McDermott Acquisition Company, Inc., expired at 12:00 midnight, New York City time, on Thursday, June 10, 1999. McDermott has accepted for payment and will promptly pay for all shares of J. Ray McDermott validly tendered pursuant to the offer.

     The shares tendered, including those guaranteed for delivery, represent approximately 99% of the shares of J. Ray McDermott not already owned by McDermott International. Together with the 24,668,297 shares held by McDermott International, the tendered shares represent approximately 99.5% of the shares of J. Ray McDermott's common stock outstanding at the expiration of the tender offer. Fewer than 200,000 of the outstanding shares of the company were not tendered.

     The tender offer was made under the previously announced merger agreement between McDermott International and J. Ray McDermott. Any shares not purchased in the tender offer (other than shares owned by McDermott International) will be acquired for the same price in cash in a second-step merger. McDermott International anticipates that the merger between McDermott Acquisition Company, Inc. and J. Ray McDermott will occur shortly after a special meeting of J. Ray McDermott shareholders. The time and place of the meeting will be determined at a later date.

     McDermott International, Inc. is a leading worldwide energy services company. The company and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. government. They also provide engineering and construction services for industrial, utility, and hydrocarbon processing facilities, and to the offshore oil and natural gas industry.

         For additional information please contact:
         Don Washington
         McDermott International, Inc.
         P. O. box 61961
         New Orleans, LA  70161-1961
         (504) 587-4080


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